UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SIZELER PROPERTY INVESTORS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

830137-10-5

(CUSIP Number)

Mark M. Tanz

P.O. Box N7776

Lyford Cay, Nassau

Bahamas

(242) 362-4169

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 3 Pages.

CUSIP No. 830137-10-5	SCHEDULE 13D/A	Page 2 of 3 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

MARK M. TANZ
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

BK
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

CANADA

Number Of Shares Beneficially Owned By Each Reporting Person With	7 Sole Voting Power

1,063,342
8 Shared Voting Power

0
9 Sole Dispositive Power

1,063,342
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1,063,342
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)

4.95%
14	Type of Reporting Person

IN

Page 2 of 3 pages

CUSIP No. 830137-10-5	SCHEDULE 13D/A	Page 2 of 3 Pages

EXPLANATORY NOTE

Amendment No. 3 to the Reporting Person’s Schedule 13D that was filed with the Securities and Exchange Commission on October 3, 2006 (the “Original Filing”) inadvertently indicated in Item 5(c) that the transactions during the past 60 days were purchases rather than sales. The Reporting Person is re-filing the Amendment No. 3 to correct this error in Item 5(c). All other information in the Original Filing, including the number of shares of Common Stock beneficially owned by the Reporting Person and the percent of class was correct as of the close of business on October 3, 2006.

* * * * *

This Amendment No. 3 to Schedule 13D amends certain information contained in the Schedule 13D dated May 13, 2005 as amended by Amendment No. 1 dated June 3, 2005 and Amendment No. 2 dated March 14, 2006 (collectively, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2(c) is hereby amended as follows:

(c)	The Reporting Person’s principal occupation is as a private investor.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended as follows:

(a)	As of the close of business on October 3, 2006, the Reporting Person owns 1,063,342 shares of Common Stock representing 4.95% of the total outstanding shares of Common Stock of the Issuer. The foregoing is based upon 21,467,074 shares of Common Stock outstanding as of August 1, 2006.

(b)	The Reporting Person has the sole power to vote and dispose of 1,063,342 shares of Common Stock.

(c)	The Reporting Person has made the following sales of Common Stock pursuant to open market or privately negotiated transactions during the past 60 days.

Date	Number of Shares	Price Per Share
September 27, 2006	165,000	$15.1354
September 28, 2006	60,000	$15.0854
September 29, 2006	75,000	$15.069
October 2, 2006	90,000	$14.9327
October 3, 2006	60,000	$14.9665

(d)	Not applicable.

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on October 3, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2006

/s/ Mark M. Tanz
Name:	Mark M. Tanz

Page 3 of 3 pages